UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2022

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports First-Quarter 2022 Results,” dated May 5, 2022.

Exhibit

99.1	Press Release dated May 5, 2022

Textainer Group Holdings Limited

Reports First-Quarter 2022 Results and Declares Dividend

HAMILTON, Bermuda – (GlobeNewswire) – May 5, 2022 –Textainer Group Holdings Limited (NYSE: TGH; JSE: TXT) (“Textainer”, “the Company”, “we” and “our”), one of the world’s largest lessors of intermodal containers, today reported financial results for the first-quarter ended March 31, 2022.

Key Financial Information (in thousands except for per share and TEU amounts) and Business Highlights:

	QTD
	Q1 2022	Q4 2021	Q1 2021
Lease rental income	$198,718	$198,222	$169,244
Gain on sale of owned fleet containers, net	$15,913	$16,007	$12,358
Income from operations	$114,716	$113,986	$92,101
Net income attributable to common shareholders	$72,705	$72,885	$62,050
Net income attributable to common shareholders per diluted common share	$1.47	$1.45	$1.22
Adjusted net income (1)	$72,869	$73,229	$59,152
Adjusted net income per diluted common share (1)	$1.48	$1.46	$1.16
Adjusted EBITDA (1)	$182,317	$182,150	$153,110
Average fleet utilization (2)	99.7%	99.7%	99.6%
Total fleet size at end of period (TEU) (3)	4,402,158	4,322,367	3,961,491
Owned percentage of total fleet at end of period	93.0%	92.8%	90.2%

(1)	Refer to the “Use of Non-GAAP Financial Information” set forth below.
(2)

Utilization is computed by dividing total units on lease in CEUs (cost equivalent unit) by the total units in our fleet in CEUs, excluding CEUs that have been designated as held for sale and units manufactured for us but not yet delivered to a lessee. CEU is a unit of measurement based on the approximate cost of a container relative to the cost of a standard 20-foot dry container. These factors may differ from CEU ratios used by others in the industry.

(3)

TEU refers to a twenty-foot equivalent unit, which is a unit of measurement used in the container shipping industry to compare shipping containers of various lengths to a standard 20-foot container, thus a 20-foot container is one TEU and a 40-foot container is two TEU.

•	Net income of $72.7 million for the first quarter, or $1.47 per diluted common share, as compared to $72.9 million, or $1.45 per diluted common share, for the fourth quarter of 2021;
•	Adjusted net income of $72.9 million, or $1.48 per diluted common share, and Adjusted EBITDA of $182.3 million for the first quarter, in line with the fourth quarter of 2021;
•	Average and ending utilization rate for the first quarter of 99.7%;
•	Added $497 million of new containers during the first quarter, primarily assigned to long-term finance leases;
•

Repurchased 957,689 shares of common stock at an average price of $37.91 per share during the first quarter. On April 29, 2022, Textainer's board of directors authorized a further increase of $50 million to the share repurchase program, bringing the total authorization level to $250 million since inception of the program in 2019. Combined with the increased authorization, the remaining authority under the share repurchase program totaled $65 million as of the end of the first quarter;

•

Textainer’s board of directors approved and declared a quarterly preferred cash dividend on its 7.00% Series A and its 6.25% Series B cumulative redeemable perpetual preference shares, payable on June 15, 2022, to holders of record as of June 3, 2022; and

•	Textainer’s board of directors approved and declared a $0.25 per common share cash dividend, payable on June 15, 2022 to holders of record as of June 3, 2022.

“We are very pleased with our strong results for the start of the year. For the first quarter, lease rental income of $199 million was in line with the fourth quarter despite two fewer billing days, and was 17% higher than last year. Adjusted EBITDA was $182 million, and adjusted net income was $73 million, or $1.48 per diluted share, representing an annualized ROE of 19%,” stated Olivier Ghesquiere, President and Chief Executive Officer.

“This is in line with our expectation of continued high utilization and strong performance for the year. Additionally, we invested $497 million in new containers over the first quarter, predominantly on secured long-term finance leases stemming from strong customer relationships.”

“As we move into the busy summer season, cargo demand is expected to increase again on the back of consumer demand while inventory levels remain low and supply chain constraints remain a significant global issue. While we see demand for new containers normalizing following high production levels in 2021, we continue to expect more localized growth opportunities and further back-to-back deals. Our inventory of new containers is at a moderate level and the current order book for future deliveries is approximately $150 million under pre-committed leases. New container prices are around $3,000 per CEU, a level much higher than historical prices, and this will benefit us as maturing leases continue to be extended favorably, high utilization is supported, and profitable disposals continue while direct costs are minimal.”

“Our focus on longer term leases at attractive yields, matched with fixed-rate debt and a proactive hedging strategy, have secured our profitability and stable cash generation to largely mitigate future market cyclicality risk. We remain committed to returning capital to shareholders through our active share repurchase and dividend programs. During the first quarter, we repurchased 957,689 common shares, and since the inception of the program in September 2019, have repurchased approximately 19% of our outstanding common shares. The board and the management team continue to see share repurchases as a flexible and efficient use of our excess liquidity. We are pleased to announce that our board has authorized a further increase of $50 million to the share repurchase program and we expect to remain both active and opportunistic as it relates to share repurchase activity.”

“As we evaluate the remainder of 2022, we are confident in the strength of our underlying business fundamentals. We remain focused on delivering a long-term balanced approach of driving organic growth through disciplined and accretive capex investments, while returning capital to common shareholders through our ongoing share repurchase and dividend programs,” concluded Ghesquiere.

First-Quarter Results

Lease rental income for the quarter increased $0.5 million from the fourth quarter of 2021 due to an increase in fleet size, partially offset by two fewer days in the quarter.

Trading container margin for the quarter decreased $0.9 million from the fourth quarter of 2021, due to a slight decrease in the average per unit margin.

Gain on sale of owned fleet containers, net for the quarter remained positive at $15.9 million on the back of higher volumes and slightly lower prices.

General and administrative expense for the quarter decreased $0.7 million from the fourth quarter of 2021, primarily because of lower incentive compensation and employee benefit costs, partially offset by higher IT system enhancement costs in the current quarter with the new ERP system effective January 2022.

Interest expense for the quarter increased $0.4 million from the fourth quarter of 2021, primarily due to a higher average debt balance from funding increased container investment.

Conference Call and Webcast

A conference call to discuss the financial results for the first quarter of 2022 will be held at 11:00 am Eastern Time on Thursday, May 5, 2022. The dial-in number for the conference call is 1-877-300-8521 (U.S. & Canada) and 1-412-317-6026 (International). The call and archived replay may also be accessed via webcast on Textainer’s Investor Relations website at http://investor.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is one of the world’s largest lessors of intermodal containers with more than 4 million TEU in our owned and managed fleet. We lease containers to approximately 200 customers, including all of the world’s leading international shipping lines, and other lessees. Our fleet consists of standard dry freight, refrigerated intermodal containers, and dry freight specials. We also lease tank containers through our relationship with Trifleet Leasing and are a supplier of containers to the U.S. Military. Textainer is one of the largest and most reliable suppliers of new and used containers. In addition to selling older containers from our fleet, we buy older containers from our shipping line customers for trading and resale. We sold an average of approximately 130,000 containers per year for the last five years to more than 1,000 customers making us one of the largest sellers of used containers. Textainer operates via a network of 14 offices and approximately 400 independent depots worldwide. Textainer has a primary listing on the New York Stock Exchange (NYSE: TGH) and a secondary listing on the Johannesburg Stock Exchange (JSE: TXT). Visit www.textainer.com for additional information about Textainer.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and may relate to, but are not limited to, expectations or estimates of future operating results or financial performance, capital expenditures, introduction of new products, regulatory compliance, plans for growth and future operations, as well as assumptions relating to the foregoing. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential,” “continue” or the negative of these terms or other similar terminology. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: (i) Cargo demand is expected to increase again on the back of consumer demand; (ii) While we see demand for new containers normalizing following high production levels in 2021, we continue to expect more localized growth opportunities and further back-to-back deals; (iii) Expectation of continued high utilization and strong performance for the year; (iv) New container prices are around $3,000 per CEU…and this will benefit us as maturing leases continue to be extended favorably, high utilization is supported, and profitable disposals continue while direct costs are minimal; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2022.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Textainer Group Holdings Limited

Investor Relations

Phone: +1 (415) 658-8333

ir@textainer.com

###

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended March 31,
	2022	2021
Revenues:
Lease rental income - owned fleet	$186,077	$154,423
Lease rental income - managed fleet	12,641	14,821
Lease rental income	198,718	169,244

Management fees - non-leasing	532	1,036

Trading container sales proceeds	7,618	7,611
Cost of trading containers sold	(6,756)	(5,445)
Trading container margin	862	2,166

Gain on sale of owned fleet containers, net	15,913	12,358

Operating expenses:
Direct container expense - owned fleet	5,519	6,797
Distribution expense to managed fleet container investors	11,173	13,495
Depreciation expense	72,444	65,806
Amortization expense	49	800
General and administrative expense	11,527	10,900
Bad debt expense (recovery), net	477	(1,127)
Container lessee default expense (recovery), net	120	(3,968)
Total operating expenses	101,309	92,703
Income from operations	114,716	92,101
Other (expense) income:
Interest expense	(35,309)	(29,106)
Debt termination expense	—	(267)
Realized loss on financial instruments, net	—	(2,956)
Unrealized (loss) gain on financial instruments, net	(207)	3,192
Other, net	113	152
Net other expense	(35,403)	(28,985)
Income before income taxes	79,313	63,116
Income tax expense	(1,639)	(1,066)
Net income	77,674	62,050
Less: Dividends on preferred shares	4,969	—
Net income attributable to common shareholders	$72,705	$62,050
Net income attributable to common shareholders per share:
Basic	$1.50	$1.24
Diluted	$1.47	$1.22
Weighted average shares outstanding (in thousands):
Basic	48,403	50,150
Diluted	49,303	50,865

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Unaudited)

(All currency expressed in United States dollars in thousands, except share data)

	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$198,022	$206,210
Accounts receivable, net of allowance of $1,523 and $1,290, respectively	131,375	125,746
Net investment in finance leases, net of allowance of $126 and $100, respectively	115,849	113,048
Container leaseback financing receivable, net of allowance of $45 and $38, respectively	50,239	30,317
Trading containers	7,292	12,740
Containers held for sale	11,178	7,007
Prepaid expenses and other current assets	15,267	14,184
Due from affiliates, net	2,639	2,376
Total current assets	531,861	511,628
Restricted cash	82,295	76,362
Marketable securities	2,660	2,866
Containers, net of accumulated depreciation of $1,913,327 and $1,851,664, respectively	4,707,731	4,731,878
Net investment in finance leases, net of allowance of $761 and $643 respectively	1,683,450	1,693,042
Container leaseback financing receivable, net of allowance of $76 and $75, respectively	682,200	323,830
Derivative instruments	72,817	12,278
Deferred taxes	1,070	1,073
Other assets	15,634	14,487
Total assets	$7,779,718	$7,367,444
Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses	$18,285	$22,111
Container contracts payable	130,055	140,968
Other liabilities	4,915	4,895
Due to container investors, net	19,097	17,985
Debt, net of unamortized costs of $10,129 and $8,624, respectively	389,303	380,207
Total current liabilities	561,655	566,166
Debt, net of unamortized costs of $27,899 and $32,019, respectively	5,286,670	4,960,313
Derivative instruments	7	2,139
Income tax payable	10,990	10,747
Deferred taxes	9,249	7,589
Other liabilities	37,970	39,236
Total liabilities	5,906,541	5,586,190
Shareholders' equity:

Cumulative redeemable perpetual preferred shares, $0.01 par value, $25,000 liquidation preference per share. Authorized 10,000,000 shares; 12,000 shares issued and outstanding (equivalent to 12,000,000 depositary shares at $25.00 liquidation preference per depositary share)	300,000	300,000
Common shares, $0.01 par value. Authorized 140,000,000 shares; 59,647,685 shares issued and 48,018,141 shares outstanding at 2022; 59,503,710 shares issued and 48,831,855 shares outstanding at 2021	596	595
Treasury shares, at cost, 11,629,544 and 10,671,855 shares, respectively	(194,868)	(158,459)
Additional paid-in capital	434,577	428,945
Accumulated other comprehensive income	71,798	9,750
Retained earnings	1,261,074	1,200,423
Total shareholders’ equity	1,873,177	1,781,254
Total liabilities and shareholders' equity	$7,779,718	$7,367,444

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Three Months Ended March 31,
	2022	2021
Cash flows from operating activities:
Net income	$77,674	$62,050
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	72,444	65,806
Bad debt expense (recovery), net	477	(1,127)
Container recovery from lessee default, net	—	(5,712)
Unrealized loss (gain) on financial instruments, net	207	(3,192)
Amortization of unamortized debt issuance costs and accretion of bond discounts	2,615	2,162
Debt termination expense	—	267
Amortization of intangible assets	49	800
Gain on sale of owned fleet containers, net	(15,913)	(12,358)
Share-based compensation expense	1,727	1,334
Changes in operating assets and liabilities	48,679	24,483
Total adjustments	110,285	72,463
Net cash provided by operating activities	187,959	134,513
Cash flows from investing activities:
Purchase of containers and fixed assets	(206,476)	(311,995)
Payment on container leaseback financing receivable	(303,894)	(6,425)
Proceeds from sale of containers and fixed assets	29,656	29,654
Receipt of principal payments on container leaseback financing receivable	7,444	8,721
Net cash used in investing activities	(473,270)	(280,045)
Cash flows from financing activities:
Proceeds from debt	482,100	1,153,599
Payments on debt	(149,262)	(969,991)
Payment of debt issuance costs	—	(6,845)
Proceeds from container leaseback financing liability, net	—	6,801
Principal repayments on container leaseback financing liability, net	(200)	(94)
Purchase of treasury shares	(36,409)	(10,778)
Issuance of common shares upon exercise of share options	3,906	1,842
Dividends paid on common shares	(12,054)	—
Dividends paid on preferred shares	(4,969)	—
Purchase of noncontrolling interest	—	(21,500)
Net cash provided by financing activities	283,112	153,034
Effect of exchange rate changes	(56)	(46)
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,255)	7,456
Cash, cash equivalents and restricted cash, beginning of the year	282,572	205,165
Cash, cash equivalents and restricted cash, end of the period	$280,317	$212,621

Supplemental disclosures of cash flow information:
Cash paid for interest expense and realized loss on derivative instruments, net	$32,266	$29,812
Income taxes paid	$140	$248
Receipt of payments on finance leases, net of income earned	$53,132	$14,467
Supplemental disclosures of noncash investing activities:
(Decrease) increase in accrued container purchases	$(10,913)	$258,275
Containers placed in finance leases	$57,361	$207,171

Use of Non-GAAP Financial Information

To supplement Textainer’s consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include adjusted net income, adjusted net income per diluted common share, adjusted EBITDA, headline earnings and headline earnings per basic and diluted common share.

Management believes that adjusted net income and adjusted net income per diluted common share are useful in evaluating Textainer’s operating performance. Adjusted net income is defined as net income attributable to common shareholders excluding debt termination expense, unrealized (loss) gain on derivative instruments and marketable securities and the related impacts on income taxes. Management considers adjusted EBITDA a widely used industry measure and useful in evaluating Textainer’s ability to fund growth and service long-term debt and other fixed obligations. Headline earnings is reported as a requirement of Textainer’s listing on the JSE. Headline earnings and headline earnings per basic and diluted common shares are calculated from net income which has been determined based on GAAP.

Reconciliations of these non-GAAP measures to the most directly comparable GAAP measures are included in the tables below for the three months ended March 31, 2022, December 31, 2021 and March 31,2021.

Non-GAAP measures are not financial measures calculated in accordance with GAAP and are presented solely as supplemental disclosures. Non-GAAP measures have limitations as analytical tools, and should not be relied upon in isolation, or as a substitute to net income, income from operations, cash flows from operating activities, or any other performance measures derived in accordance with GAAP. Some of these limitations are:

•	They do not reflect cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•	They do not reflect changes in, or cash requirements for, working capital needs;
•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on debt;
•

Although depreciation expense and container impairment are a non-cash charge, the assets being depreciated may be replaced in the future, and neither adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and
•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended,
	March 31, 2022	December 31, 2021	March 31, 2021
	(Dollars in thousands, except per share amount)
	(Unaudited)
Reconciliation of adjusted net income:
Net income attributable to common shareholders	$72,705	$72,885	$62,050
Adjustments:
Debt termination expense	—	131	267
Unrealized loss (gain) on financial instruments, net	207	272	(3,192)
Impact of reconciling items on income tax	(43)	(59)	27
Adjusted net income	$72,869	$73,229	$59,152

Adjusted net income per diluted common share	$1.48	$1.46	$1.16

	Three Months Ended,
	March 31, 2022	December 31, 2021	March 31, 2021
	(Dollars in thousands)
	(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to common shareholders	$72,705	$72,885	$62,050
Adjustments:
Interest income	(36)	(40)	(37)
Interest expense	35,309	34,888	29,106
Debt termination expense	—	131	267
Realized loss on derivative instruments, net	—	—	2,956
Unrealized loss (gain) on financial instruments, net	207	272	(3,192)
Income tax expense	1,639	883	1,066
Depreciation expense	72,444	72,915	65,806
Container recovery from lessee default, net	—	(34)	(5,712)
Amortization expense	49	250	800
Adjusted EBITDA	$182,317	$182,150	$153,110

	Three Months Ended,
	March 31, 2022	December 31, 2021	March 31, 2021
	(Dollars in thousands, except per share amount)
	(Unaudited)
Reconciliation of headline earnings:
Net income attributable to common shareholders	$72,705	$72,885	$62,050
Adjustments:
Container recovery from lessee default, net	—	(34)	(5,712)
Impact of reconciling items on income tax	—	—	53
Headline earnings	$72,705	$72,851	$56,391

Headline earnings per basic common share	$1.50	$1.48	$1.12
Headline earnings per diluted common share	$1.47	$1.45	$1.11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2022

Textainer Group Holdings Limited

/s/ OLIVIER GHESQUIERE
Olivier Ghesquiere
President and Chief Executive Officer